AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT

This AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT (this "Agreement") is made and entered into as of July 19, 2024 (the "Effective Date"), by and among Burble Inc., a California corporation (the "Company"), the Existing Major Shareholders (as defined herein), the holders of at least 51% of the issued and outstanding shares of the Common Stock of the Company (as determined in accordance with Section 14.8 of the Prior Agreement (as defined in Recital A)) (collectively, the "Amending Shareholders") and the other Shareholders (as defined herein) of the Company.

R E C I T A L S

A.   The Company and all holders of the capital stock of the Company are bound by that certain Shareholders' Agreement dated July 14, 2016 (as amended, the "Prior Agreement"), pursuant to which, among other things, the shareholders of the Company provided for their agreements concerning the management and control of the affairs of the Company, and such shareholders are automatically made subject to this Agreement by application of Section 14.8 of the Prior Agreement.

B.   Contemporaneously herewith, the Company is selling additional shares of Series A Common Stock of the Company to certain investors (collectively, the "New Shareholders") and, in connection therewith, the Company and the New Shareholders have executed a Series A Common Stock Purchase Agreement (the "Purchase Agreement") dated as of the date hereof.

C.   In connection with the Purchase Agreement, the Company and the Amending Shareholders desire to amend and restate the Prior Agreement, and the New Shareholder desires to become a party to this Agreement, each on the terms and subject to the conditions of this Agreement.

A G R E E M E N T

In consideration of the foregoing recitals and the mutual covenants contained herein, the parties, intending to be legally bound, hereby agree that the Prior Agreement is amended and restated in its entirety to read as follows:

ARTICLE 1
DEFINITIONS

1.1   Defined Terms. For purposes of this Agreement, the following terms shall have the following meanings:

"Articles" shall mean the Articles of Incorporation of the Company as currently in effect, and as may be amended, supplemented, restated or otherwise modified from and after the date of this Agreement.

"Board" shall mean the Board of Directors of the Company.

"**Capital Stock**" shall mean any and all shares, interests, participations or other equivalents (however designated) of corporate stock.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended.

"**Cole**" shall mean Taylor Cole.

"**Common Stock**" shall mean the Series A Common Stock and the Series B Common Stock.

"**Complete Disability**" shall mean that a Shareholder, due to illness or injury, either physical or mental, has been unable to perform his or her customary duties for the Company for more than 12 months in the aggregate out of any 15 consecutive months.

"**Continuous Service**" means that a Shareholder's service with the Company or an affiliate, whether as an employee, director or consultant, is not interrupted or terminated. A change in the capacity in which a Shareholder renders service to the Company or an affiliate as an employee, consultant or director or a change in the entity for which the Shareholder renders such service, provided that there is no interruption or termination of the Shareholder's service with the Company or an affiliate, shall not terminate a Shareholder's Continuous Service. For example, a change in status from an employee of the Company to a consultant for an affiliate or to a director shall not constitute an interruption of Continuous Service. The Board or the Chief Executive Officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service only to such extent as may be provided in the Company's leave of absence policy or in the written terms of the Shareholder's leave of absence.

"**Convertible Securities**" shall mean any securities or obligations of the Company convertible or exchangeable into any shares of Capital Stock of the Company.

"**Existing Major Shareholders**" shall mean Taylor Ray Cole, Redtail Capital, Inc. and Amelia Soriano.

"**First Option Date**" shall mean, for purposes of Article 3, below, the date of delivery of the Sale Notice, for purposes of Articles 4 and 5, below, the Valuation Date, and for purposes of Article 6, below, the first to occur of the following: (i) The date the assets other than the Restricted Securities are adjudged insufficient; or (ii) the date the Court awards an interest in the Restricted Securities to the spouse of the divorcing Shareholder.

"**Initial Public Offering**" shall mean the Company's bona fide, firm commitment underwritten public offering of its Common Stock pursuant to a registration statement on Form S-1 or its equivalent under the Securities Act of 1933, as amended (the "Securities Act") or of any successor law.

"**Legal Representative**" shall mean the executor or administrator of the estate of a deceased person, or the then acting trustee of a revocable trust established by such deceased person during his or her lifetime. The term has no reference to any attorney or other agent of a living person.

"**Option Rights**" shall mean any and all options, warrants, rights to subscribe, calls or commitments of any character whatsoever to which the Company may be bound, requiring the issuance or sale of shares of any Capital Stock or Convertible Securities.

"**Permitted Transfer**" shall mean any Transfer of shares of Restricted Securities by a Shareholder (i) to a trust for the exclusive benefit of such Shareholder or such Shareholder's spouse, parents, siblings, issue, including adopted children, and provided, in the case of a trust, that the Shareholder has the power to act with respect to the trust's assets without court approval; or (ii) subject to Section 4.1, below, to any Transfer to the spouse, parents, siblings, issue, including adopted children, or to a trust for the benefit of any of the foregoing or to the Shareholder's executor, administrator or personal representative upon the death of the Shareholder (each such Transferee under any of the foregoing clauses (i) or (ii), a "Permitted Transferee"); provided, that in each of cases (i) and (ii), each transferee, donee, heir or distributee shall, as a condition precedent to such Transfer, execute a written acknowledgment that such person or entity takes such shares subject to the restrictions and provisions of this Agreement.

"**Person**" shall mean any individual, partnership, trust, incorporated organization, association, corporation, limited liability company, limited liability partnership, public benefit corporation or governmental entity.

"**Purchase Event**" shall mean the following:

(a) In the event of a proposed sale of Restricted Securities by a Shareholder, the date of delivery to the Secretary of the Sale Notice;

(b) In the event of the death of a Shareholder, the date of the last to occur of (i) the death of the Shareholder, or (ii) five days after the entry of an order in the probate proceedings (if any Restricted Securities are included in the probate estate of such deceased individual) of such deceased individual's estate authorizing the sale of Restricted Securities pursuant to the provisions of this Agreement;

(c) In the event of a Complete Disability, the date of such Complete Disability;

(d) In the event of a Termination of Continuous Service, the date of such Termination of Continuous Service; or

(e) In the event of the dissolution of marriage of a Shareholder, the date of the entry of the decree of dissolution of marriage.

"**Restricted Securities**" shall mean all of the presently or hereafter issued and outstanding Capital Stock, Option Rights and Convertible Securities of the Company now or hereafter held by a Shareholder. Notwithstanding any provision of this Agreement to the contrary, for purposes of (i) Article 4 (Death or Disability), but only as it pertains to the Complete Disability of a Shareholder, and (ii) Article 5 (Termination of Continuous Service), only, the term, "Restricted Securities," shall only include any Capital Stock, Option Rights or Convertible

Securities of the Company held by a Shareholder who acquired such Capital Stock, Option Rights or Convertible Securities of the Company in consideration of its, his or her service with the Company (or an affiliate of the Company) as an employee or consultant (but not solely in his or her capacity as a director) of the Company.

"**Secretary**" shall mean the Secretary of the Company.

"**Series A Common Stock**" shall mean the Series A Common Stock of the Company, with the rights, preferences and privileges set forth in the Articles.

"**Series B Common Stock**" shall mean the Series B Common Stock of the Company, with the rights, preferences and privileges set forth in the Articles.

"**Shareholders**" shall mean the Existing Major Shareholders and any other Person who otherwise becomes a party to this Agreement, whether by operation of Section 2.3 or 14.4, below, or otherwise. Where appropriate, references to an individual that is no longer a Shareholder shall be deemed to be references to the Shareholder or Shareholders of the Company in which such individual, whether individually or together with such individual's spouse, is the grantor of any qualifying trusts.

"**Share Value**" shall mean the fair market value of a Restricted Security as determined in accordance with Section 7.1 or 7.2, below. In determining the fair market value of a Restricted Security, the Shareholders or the appraiser(s), as the case may be, shall determine the fair market value of the Company as a going-concern, that is, what a willing buyer, who is under no compulsion to buy, would pay to a willing seller, who is under no compulsion to sell, in an arms-length negotiated transaction. The fair market value of a Restricted Security shall be the quotient obtained by dividing such fair market value of the Company by the then outstanding shares of Common Stock (determined on an as-converted basis of all then outstanding Convertible Securities). Neither the Shareholders nor the appraiser(s), as the case may be, shall consider any minority or marketability discount in determining the Share Value.

"**Termination of Continuous Service**" shall mean, with respect to any Shareholder, the termination, whether voluntary or involuntary, for any reason, of the Continuous Service of the Shareholder.

"**Transfer**" shall mean any transaction which results or, if effected, would result in a change in legal, beneficial or record ownership, or any interest therein, including, without limitation, the making of any sale, exchange, assignment, gift, disposition at death, pledge, hypothecation or other encumbrance or security interest and any other transfer or disposition whatsoever, whether voluntary or involuntary, affecting title or right to possession.

"**Valuation Date**" shall mean the earliest date on which the Secretary can determine the Share Value pursuant to Article 7, below.

ARTICLE 2
RESTRICTION ON TRANSFER OF RESTRICTED SECURITIES

     2.1   **Restriction on Transfer.** Except for Permitted Transfers, no Shareholder shall, directly or indirectly, transfer any Restricted Securities except in compliance with the terms of this Agreement. Any Transfer of Restricted Securities in violation of this Agreement shall be void and of no effect, shall Transfer no right, title or interest in or to such Restricted Securities, or any of them, to the purported Transferee, and no record of such Transfer shall be made or recorded on the books of the Company.

     2.2   **Involuntary Transfer**. Any proposed Transfer of Restricted Securities pursuant to any bankruptcy, insolvency or such other proceeding shall be subject to the provisions of this Agreement. A Sale Notice (as defined in Section 3.1, below) describing any such proposed Transfer, whether pursuant to the order of any court, referee in bankruptcy or otherwise, shall be delivered to the Secretary and such Transfer shall be subject to all of the terms and conditions of Article 3, below.

     2.3   **Obligations of Transferee**. Any Restricted Securities transferred by a Shareholder, whether or not transferred in accordance with the provisions of this Agreement, and which Transfer is not otherwise void and without effect under Section 2.1, above, shall continue to be subject to all of the restrictions imposed by this Agreement. In the event of any such Transfer, the Transferee shall automatically, without the execution of any further documents or instruments, become a party to this Agreement, such Transferee shall be considered to be a Shareholder for all purposes of this Agreement, and all Restricted Securities transferred to such Transferee shall remain subject to all of the terms and conditions of this Agreement.

     2.4   **Legend on Certificates**. All certificates evidencing Restricted Securities now or hereafter issued to any of the Shareholders shall bear a legend substantially as follows, in addition to those required by applicable securities laws:

> THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS, INCLUDING RESTRICTIONS ON TRANSFER, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT DATED JULY 19, 2024, BY AND AMONG BURBLE INC. AND THE SHAREHOLDERS THEREOF, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF BURBLE INC.

ARTICLE 3
RIGHT OF FIRST REFUSAL

     Notwithstanding anything to the contrary in Article 2, above, each of the Shareholders shall be entitled to transfer all or any portion of its, his or her Restricted Securities if such Shareholder first complies with all of the provisions of this Article 3; provided, however, that each Shareholder shall be entitled to make a Permitted Transfer of all or any portion of its, his or her Restricted Securities without first complying with the provisions of this Article 3:

3.1 Delivery of Sale Notice. If a Shareholder desires to sell all or any portion of its, his or her Restricted Securities and has received an arms-length, bona fide offer to purchase such Restricted Securities, such Shareholder (the "Selling Shareholder") shall deliver to the Secretary and Cole a written notice specifying the number and type of Restricted Securities proposed to be sold, the name and address of the proposed purchaser or purchasers of such Restricted Securities, the price per Restricted Security offered by such proposed purchaser and the other material terms and conditions of each proposed sale (the "Sale Notice").

3.2 Cole's Right to Purchase. Cole (other than if the Selling Shareholder) shall have the first right to purchase from the Selling Shareholder any part or all of the Restricted Securities which the Selling Shareholder proposes to sell as described in the Sale Notice. Cole's right shall be exercisable within, and shall expire after, the 30 calendar day period commencing on the First Option Date. If Cole desires to exercise his right, he shall do so by delivering to the Secretary within such 30 calendar day exercise period a notice specifying such exercise. Cole shall have the right to purchase all or any portion of the Restricted Securities available for purchase. The sale and purchase of Restricted Securities from the Selling Shareholder to Cole pursuant to this Section 3.2 shall be at the price per Restricted Share and subject to the terms and conditions specified in the Sale Notice. If any of the Restricted Securities subject to the Sale Notice are not purchased by Cole, the Company shall then have the right to purchase such remaining Restricted Securities from the Selling Shareholder pursuant to Section 3.3, below.

3.3 Company's Right to Purchase. The right of the Company shall be exercisable within, and shall expire after, the 10 business day period commencing on the last day of Cole's 30 calendar day exercise period. If the Company desires to exercise its right, it shall do so by delivering to the Secretary within such 10 business day exercise period a notice specifying such exercise. The sale and purchase of Restricted Securities from the Selling Shareholder to the Company pursuant to this Section 3.3 shall be at the price per Restricted Share and subject to the terms and conditions specified in the Sale Notice.

3.4 Notices to Purchasers. Within five business days after the expiration of the last applicable exercise period referred to in Section 3.2 or 3.3, above, as the case may be, the Secretary shall deliver to the Selling Shareholder a notice specifying the number of Restricted Securities to be purchased and the name of each of the purchasers.

3.5 Permitted Sales. If, after complying with the applicable provisions of Sections 3.1 through 3.3, above, Cole and the Company do not exercise their respective rights to purchase an aggregate number of shares equal to all of the Restricted Securities offered by the Selling Shareholder, then neither Cole nor the Company, as the case may be, shall be entitled to purchase any of such Restricted Securities. In such case, the Selling Shareholder shall have the right, at any time within 60 days after the expiration of the last applicable exercise period referred to in Section 3.2 or 3.3, above, as the case may be, to dispose of the number of the Restricted Securities to the Person described in the Sale Notice at the price per Restricted Security and subject to all of the terms and conditions specified in such Sale Notice. If the sale is not completed within such 60-day period, or the sale is not to be consummated at a price per share at least equal to the price set forth in the Sale Notice or otherwise on terms and conditions not materially more favorable to the proposed purchaser than specified in the Sale Notice, then the Restricted Securities shall not be sold by the Selling Shareholder except after compliance again with the provisions of this Article 3.

ARTICLE 4
DEATH OR DISABILITY

4.1   Purchase Options. In the event of the death or Complete Disability of a Shareholder, Cole and the Company shall have the option to purchase any part or all of the Restricted Securities of such deceased or Completely Disabled Shareholder in the manner provided in Sections 3.2 and 3.3, above, but at the Share Value. For purposes of this Article 4, the Shareholder that has suffered such death or Complete Disability shall be considered the Selling Shareholder for purposes of this Section 4.1.

4.2   Purchase Price. Any purchase and sale of Restricted Securities pursuant to this Article 4 shall be at the Share Value.

4.3   Funding Through Insurance. To fund all or a portion of the payment of the purchase price for the Restricted Securities to be purchased by the Company under this Article 4 on the death of a Shareholder, the Company may, upon authorization by the Board, maintain in full force and effect policies of life insurance on the lives of the Shareholders (the "Policies") in amounts as determined by the Board from time to time. The Policies, if any, shall belong solely and absolutely to the Company, and, subject to the provisions of this Agreement, the Company reserves all of the rights and powers of ownership in them. The Company shall be named as a beneficiary of any of the Policies and shall pay all premiums on any of the Policies as they become due. Any dividends paid on the Policies prior to maturity or death of the insured shall be paid to the Company and shall not be subject to this Agreement. Upon the death of a Shareholder, the Company shall file the necessary proofs of death and collect the proceeds of any of the Policies outstanding on the life of the deceased Shareholder. The deceased Shareholder's Legal Representative shall apply for and obtain any necessary court approval or confirmation of sale of the deceased Shareholder's shares under this Agreement. The proceeds shall be applied first to the cash portion of the purchase price, as determined under Section 8.3(a), below, and the balance shall be applied to reduce the amount which would otherwise be represented by a promissory note under Section 8.3(b), below.

ARTICLE 5
TERMINATION OF CONTINUOUS SERVICE

5.1   Purchase Options. In the event of the Termination of Continuous Service of a Shareholder other than as a result of death or Complete Disability of such Shareholder, Cole and the Company shall have the option to purchase any part or all of the Restricted Securities of such Shareholder in the manner provided in Sections 3.2 and 3.3, above, but at the Share Value. For purposes of this Article 5, the Shareholder that has suffered the Termination of Continuous Service shall be considered the Selling Shareholder.

5.2   Purchase Price. Any purchase and sale pursuant to this Article 5 shall be at the Share Value.

5.3   Other Agreements. Notwithstanding anything in this Article 5 to the contrary, if a Shareholder is a party to an employment agreement, restricted stock purchase agreement, stock option agreement or similar agreement which provides for the disposition of the shares subject thereto upon a Termination of Continuous Service, then the terms and conditions of such other agreement shall prevail and control.

ARTICLE 6
DIVORCE OF A SHAREHOLDER

6.1   Retention of Restricted Securities by Divorcing Shareholder. If a Shareholder and his or her spouse should divorce, the Restricted Securities of the divorcing Shareholder shall not be set aside or awarded to such Shareholder's spouse, nor encumbered in any way in his or her favor, but the value of the Restricted Securities shall be satisfied from other assets of the divorcing Shareholder and all interest in the Restricted Securities shall be awarded to the divorcing Shareholder.

6.2   Sale of Restricted Securities by Divorcing Shareholder's Spouse. If, however, notwithstanding Section 6.1, above, the assets other than the Restricted Securities are adjudged insufficient by the court having jurisdiction of the divorce proceedings, or if for any reason the Court shall award an interest in the Restricted Securities to the divorcing Shareholder's spouse, Cole and the Company shall have the option to purchase any part or all of the Restricted Securities of such divorcing Shareholder in the manner provided in Sections 3.2 and 3.3, above, but at the Share Value.

6.3   Purchase Price. Any purchase and sale of Restricted Securities pursuant to this Article 6 shall be at the Share Value.

ARTICLE 7
DETERMINATION OF SHARE VALUE

The purchase price of each of the Restricted Securities on the exercise of any option pursuant to Section 4.1, Section 4.2 or Article 5 or 6, above, shall be the fair market value of the Restricted Securities (the "Share Value"), as determined as follows:

7.1   Agreed Upon Value. Within 30 calendar days after a Purchase Event other than a Purchase Event subject to Article 3, above, the Company and the Selling Shareholder (or his or her Legal Representative) will use their best efforts to reach an agreement on the Share Value. If the Company and the Selling Shareholder (or his or her Legal Representative) are able to reach such agreement, then such agreement on the Share Value shall be the Share Value for purposes of such Purchase Event.

7.2   Appraised Share Value. If the Company and the Selling Shareholder (or his or her Legal Representative) are unable to reach such agreement within 30 calendar days, the Company, on the one hand, and the Selling Shareholder (or his or her Legal Representative), on the other hand, will use their best efforts to agree within 10 business days upon the selection of an experienced independent appraiser, who has at least five years of full-time experience in the appraisal of closely-held businesses reasonably similar to the Company (an "Independent Appraiser"). Such Independent Appraiser will have 30 calendar days in which to determine the

Share Value, and its determination thereof will be final and binding on all parties concerned. If the Company and the Selling Shareholder (or his or her Legal Representative) are unable to reach an agreement as to an Independent Appraiser within 10 business days, the Company, on the one hand, and the Selling Shareholder (or his or her Legal Representative), on the other hand, will each within five business days thereafter select one Independent Appraiser. The Company and the Selling Shareholder (or his or her Legal Representative), on the other hand, will each cause the Independent Appraiser selected by them respectively to determine independently the Share Value within 30 calendar days after their appointment. If the lesser of the two appraised values (the "Low Value") exceeds or is equal to 90% of the greater of the two appraised values (the "High Value"), the Share Value of the securities will be the average of the two appraisals. If the Low Value is less than 90% of the High Value, the two appraisers will themselves appoint a third appraiser within five business days after the two appraisals have been rendered. Such third appraiser will have 30 calendar days in which to determine independently the Share Value. The fair market value of the securities in such case will be the average of the two appraised values which are closest to each other; provided, however, that in the event the high and the low appraised values are equidistant from the middle such value, the middle such value shall be deemed the Share Value. The Company will provide each appraiser with all information about the Company which any such appraiser reasonably deems necessary for determining the Share Value. The Company and the Selling Shareholder shall share the cost of any mutually selected Independent Appraiser and be responsible for the sole cost of any Independent Appraiser selected by it, him or her. The Company and the Selling Shareholder will share responsibility for the fees and expenses of the third appraiser, if any, based on the degree to which the third appraiser accept the respective positions of the parties, as conclusively determined by the third appraiser.

ARTICLE 8
CERTAIN CLOSINGS

8.1 **Date, Place and Time**. Any Transfer of the Restricted Securities to Cole or the Company provided for in this Agreement shall be closed at a closing to be held at the principal office of the Company at 10:00 a.m., or at another mutually convenient place and time of day, on that date which is 10 business days after the expiration of the last applicable exercise period referred to under Article 3, 4, 5 or 6, above, unless an earlier date is agreed upon by the parties to the closing.

8.2 **Delivery of Shares**. At the closing, in consideration of payment of the consideration as provided in Article 3, 4, 5 or 6, above, as the case may be, the Selling Shareholder or the Company, as the case may be, shall deliver to the purchaser all certificates representing the Restricted Securities. All certificates evidencing the Restricted Securities shall either be endorsed in blank for Transfer or shall be accompanied by a form of stock assignment separate from certificate duly executed by the Selling Shareholder and his or her spouse or Legal Representative, if any.

8.3 **Payment of Consideration**. For any purchase of shares by Cole or the Company under Article 3, the consideration shall be paid on the terms and subject to the conditions set forth in the Sale Notice. For any purchase of shares by Cole or the Company under Article 4, 5 or 6, Cole and the Company shall have the option to pay the Selling Shareholder with a combination of cash and promissory note as set forth below under Sections 8.3(a) and (b); provided, however, that in the case of the death of a Shareholder under Article 4, the Company shall use the proceeds from any life insurance policies in the name of such Shareholder and maintained by the Company under Section 4.4, above, to pay for the purchase of shares under Section 4.2 to the extent possible.

(a)   Cash. At the closing, the Company and Cole shall deliver to the Selling Shareholder by wire transfer or by a cashier's check drawn on a local bank and payable to the Selling Shareholder an amount equal to 20% of the purchase price.

(b)   Note. The balance of the purchase price to be paid by the Company and Cole shall be represented by a promissory note (each, a "Note") executed by the Company and Cole and delivered to the Selling Shareholder at the closing. Each Note shall (A) bear interest from the closing date at the lower of (1) the "prime rate," as published in the "Money Rates" column of The Wall Street Journal, per annum, or (2) 8%, (B) have a term to be determined by the Board, in its sole and absolute discretion, not to exceed five (5) years, (C) be payable in equal monthly blended installments of principal and interest, the first installment of which shall be payable on the first day of the first month following the month in which the closing occurs, (D) be payable in lawful money of the United States at the residence of the Selling Shareholder, and (E) provide (1) for the right of prepayment at any time without premium or penalty, but any such prepayment shall be applied to installments in reverse order of maturity, (2) that any interest not paid on the date due shall be added to principal and that interest shall accrue thereon at the highest rate then permitted by law, (3) for acceleration of principal and interest in the event of a default and (4) for payment of attorneys' fees to the prevailing party if an action is commenced for payment.

ARTICLE 9
DRAG-ALONG RIGHTS

9.1   Sale of Shares. If the holders of at least 75% or more of the issued and outstanding shares of the Common Stock (determined on an as-converted basis of all then outstanding Convertible Securities) (collectively, the "Drag-Along Sellers") propose to sell to any Person, in any transaction or series of transactions, shares of Capital Stock of the Company accounting for at least 75% or more of the Common Stock (determined on an as-converted basis of all then outstanding Convertible Securities), then the Drag-Along Sellers may, at their option, require all of the other Shareholders to sell, on the terms and subject to the conditions of this Article 9, all of such other Shareholders' shares of Capital Stock of the Company, including, without limitation, any or all of their Option Rights and Convertible Securities.

9.2   Notice. If the Drag-Along Sellers desire to exercise their right to require the other Shareholders to participate in a sale pursuant to Section 9.1, above, then the Drag-Along Sellers shall give written notice to the Company and the other Shareholders of their exercise of such right. The notice shall specify (a) the name of the proposed purchaser of the Capital Stock, (b) the aggregate consideration and the consideration per share to be paid by the purchaser for such Capital Stock, and (c) the other terms and conditions of the sale. The Drag-Along Sellers shall provide the Company and the other Shareholders with all such other information that may reasonably be requested by such other Shareholders in connection with the sale.

9.3 **Stock Power**. Within 20 business days of receipt of such notice pursuant to Section 9.2, above, each of the other Shareholders shall deliver to the Company stock certificates representing all of the shares of Capital Stock of the Company owned by such other Shareholder, the instruments representing all then outstanding Option Rights and Convertible Securities, and appropriate stock powers, duly executed in blank, and assignment instruments to permit the Transfer of all Capital Stock, Option Rights and Convertible Securities pursuant to this Article 9. Each of the other Shareholders hereby irrevocably authorizes the Company to sell, deliver and transfer such Capital Stock, Option Rights and Convertible Securities owned by such other Shareholder in accordance with the provisions of this Article 9, it being intended that this authorization shall constitute a power coupled with an interest. Each of the other Shareholders shall also execute and deliver any other documents or instruments that may reasonably be required for the purpose of transferring the Capital Stock, Option Rights and Convertible Securities of the Company in accordance with this Article 9.

9.4 **Proceeds**. Upon closing of the sale, the purchaser under this Article 9 shall cause to be delivered to each of the Drag-Along Sellers and the other Shareholders the appropriate amount of the proceeds from the sale of the Capital Stock, Option Rights and Convertible Securities of the Company. The proceeds shall be distributed pro rata to each of the Drag-Along Sellers and the other Shareholders based upon the number of shares of Common Stock held by such Drag-Along Seller and other Shareholders (determined on an as-converted and as-exercised basis of all then outstanding Convertible Securities and Option Rights), less any applicable exercise price thereof (each, a "Pro Rata Share"). Each of the Drag-Along Sellers and the other Shareholders agrees that it shall accept its Pro Rata Share of the proceeds from the purchaser under this Article 9 in full and final consideration of all of such Drag-Along Seller's and Shareholder's Capital Stock, Option Rights and Convertible Securities of the Company, and each Drag-Along Seller and other Shareholder hereby waives any and all rights which such Drag-Along Seller or other Shareholder may then have under any dissenter's or similar rights which might otherwise be available to such Drag-Along Seller or other Shareholder under applicable law.

ARTICLE 10
RESTRICTIVE COVENANTS

10.1 **Non-solicitation.** Except with the prior written consent of the Company, at all times during the Continuous Service of a Shareholder and for a period of 12 months from the date of the termination of such Continuous Service, (a) such Shareholder shall not, directly, or indirectly through one or more other persons, solicit, aid, recruit, encourage or induce, or attempt to solicit, aid, recruit, encourage or induce, any then current employee or consultant of the Company to leave the Company in order to accept employment with or render services for such Shareholder or such other persons, and (b) such Shareholder shall not use any confidential or proprietary information of the Company to negatively influence any of the Company's clients, licensors, licensees or customers, or proposed clients, licensors, licensees or customers, as demonstrated by a written agreement, course of conduct or proposal with or by the Company within the 12 months preceding such occurrence, from purchasing Company products or services or to solicit or influence or attempt to influence any client, licensor, licensee, customer or other person either directly or indirectly, to direct any purchase of products and/or services to any person, firm, corporation, institution or other entity in competition with the business of the Company.

10.3   Injunctive Relief. Each Shareholder acknowledges and agrees that, in the event of a violation by the Shareholder of any of the restrictions contained in Section 10.1, above, the Company and each of the remaining Shareholders, who is the intended beneficiary of the agreements of the Shareholder contained herein, shall be entitled to obtain from any court of competent jurisdiction temporary, preliminary and permanent injunctive relief, in addition to any other rights or remedies to which it may be entitled.

ARTICLE 11
VOTING AGREEMENT

11.1   Size of the Board. Each Shareholder agrees to vote, or cause to be voted, all shares of Capital Stock owned by such Shareholder, or over which such Shareholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the authorized number of members of the Board shall be no less than three and no more than five directors, with the authorized number of members of the Board to be fixed within such range by the Board. Concurrent with the execution of this Agreement, the Board shall have fixed the authorized number of members of the Board at three (3).

11.2   Board Composition. Each Shareholder agrees to vote, or cause to be voted, all shares of Capital Stock owned by such Shareholder, or over which such Shareholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of shareholders at which an election of directors is held or pursuant to any written consent of the shareholders, that (a) the one person designated by Cole, but only so long as he holds any shares of Common Stock, which individual shall initially be Taylor Cole, (b) the one person designated by Redtail Capital, Inc., but only so long as it holds outstanding shares of Common Stock, which individual shall initially be Jay Goth, and (c) for each remaining authorized director positions, such individual(s) as designated by both of the persons designated in accordance with the foregoing clauses (a) and (b). If, for whatever reason, no person is eligible to be designated as a member of the Board pursuant to any of the foregoing clauses (a), (b) or (c), then such member of the Board shall be elected by the holders of a majority of the Series A Common Stock.

11.3   Remedies.

(a)   <u>Covenants of the Company</u>. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

(b)   <u>Grant of Proxy</u>. In the event that any Shareholder shall fail to vote its, his or her shares of Capital Stock entitled to vote so as to achieve the structure of the Board as set forth in Section 11.2, such Shareholder shall be deemed immediately upon the existence of such a breach to have granted to the person entitled to nominate the director(s) for which such Shareholder failed to vote, a proxy to its, his or her shares of Capital Stock to ensure that such shares will be voted for such nominee. Each of the Shareholders acknowledges that each proxy granted hereby, including any successive proxy if need be, is given to secure the performance of a duty and shall be irrevocable until the duty is performed.

(c) Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Shareholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

(d) Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

ARTICLE 12
TERMINATION

12.1   Termination Events. This Agreement shall terminate upon the first to occur of any of the following events:

(a) The sale or assignment of all or substantially all of the operating assets of the Company (other than by reason of a reorganization, merger or consolidation), which sale or assignment has the effect of causing the Company to suspend the carrying on of its actual business;

(b) The liquidation or dissolution of the Company;

(c) The effective date of a voluntary agreement to terminate this Agreement executed by all parties who are then bound by the terms hereof;

(d) The acquisition of the Company by another entity, whether by merger, consolidation, acquisition of substantially all of the assets of the Company or of a majority of its voting stock, provided that the acquiring entity is registered either under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, or of any successor law; or

(e) Immediately prior to the consummation of the Initial Public Offering.

12.2   Effect on Obligations. Termination of this Agreement pursuant to this Article 12 shall terminate all obligations of the parties hereunder, and, upon such time, this Agreement shall become null and void without any further force or effect.

12.3   Removal of Legend. Upon termination of this Agreement, each Shareholder shall surrender to the Company the certificate or certificates for, its, his or her shares of Common Stock and the Company shall issue in lieu thereof a new certificate for an equal number of shares of Common Stock without the legend described in Section 2.4, above.

ARTICLE 13
NOTICES

All notices, requests, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person or by certified mail, return-receipt requested, postage prepaid or by facsimile transmission as follows:

(i)   If to the Company, addressed to:

Burble Inc.
26442 Beckman Ct
Murrieta, CA 92562
Attn: Chief Executive Officer

With a copy to:

Pivotal Law Firm, Inc.
20 Corporate Park, Suite 255
Irvine, CA 92606
Attn: Adam Miller
Facsimile: (949) 287-8164

(ii)   If to the Shareholders, to the last known address of each Shareholder according to the Company's records and to the facsimile number to be supplied or as previously provided.

Any party may from time to time, by written notice to the other parties, designate a different address, which shall be substituted for the one specified above for such party. If any notice or other document is sent by certified or registered mail, return receipt requested, postage prepaid, properly addressed as aforementioned, the same shall be deemed served or delivered 72 hours after mailing thereof. If any notice is transmitted by facsimile machine to a party, it will be deemed to have been delivered on the date the facsimile thereof is actually received, provided that an original or photocopy of the document sent is also mailed, postage prepaid, to the address then applicable to such party within 24 hours after such transmission.

ARTICLE 14
MISCELLANEOUS PROVISIONS

14.1   *Further Actions*. Each party, at the cost and expense of the requesting party, shall execute and deliver such instruments and take such other actions as the other party or parties, as the case may be, may reasonably request in order to carry out the intent of this Agreement or to better evidence or effectuate the transactions contemplated herein.

14.2   *Interpretation*. Whenever the context requires, the use of the singular or plural form shall include the other form and the use of the masculine, feminine or neuter gender shall include the other genders. Each party has participated in the drafting of this Agreement. Accordingly, no party shall have any provision of this Agreement strictly construed against it by reason of such party having drafted the in provision in question. The captions of the Sections and

Subsections of this Agreement are for convenience only and shall not affect the construction or interpretation of any of the provisions of this Agreement.

14.3 **_Severability_****.** Any provision of this Agreement which is illegal, invalid or unenforceable shall be ineffective to the extent of such illegality, invalidity or unenforceability, without affecting in any way the remaining provisions hereof. In such event, this Agreement will be construed as if such unlawful or unenforceable provisions had never been contained in this Agreement, but effect shall be given to the intent manifested by the portion held unlawful or unenforceable so as to preserve the economic arrangement agreed to by the parties.

14.4 **_Additional Parties_**. Additional Shareholders of the Company shall automatically become a party to this Agreement, as may be amended from time to time in accordance with the provisions hereof, without the need to obtain any agreement or consent from any of the then existing Shareholders, by executing and delivering to the Company an addendum to this Agreement and, if applicable, a consent of spouse, evidencing such additional Shareholders' and his or her spouse's agreement to be bound hereby. Upon such execution and delivery of such addendum to this Agreement, such additional Shareholder shall be deemed to be a "Shareholder" for all purposes hereunder. The Company shall provide written notice to the Shareholders upon any additional Shareholder becoming a party to this Agreement.

14.5 **_Assignment_**. Except as specifically provided otherwise in this Agreement, neither this Agreement nor any interest herein shall be assignable (voluntarily, involuntarily, by judicial process, operation of law or otherwise), in whole or in part, by the Company or any of the Shareholders without the prior written consent of each of the other parties hereto. Any attempt at such an assignment without such consent shall be void.

14.6 **_Successors and Assigns_**. Each of the terms, provisions and obligations of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties and their respective legal representatives, successors and permitted assigns.

14.7 **_Entire Agreement_**. This Agreement constitutes the entire agreement and understanding between the parties with regard to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, including, without limitation, the Prior Agreement. An original copy of this Agreement duly executed by each of the Company and the Shareholders shall be delivered to the Secretary and shall be maintained by him or her at the principal executive office of the Company and made available for inspection by any Person with the right to so inspect.

14.8 **_Amendments_**. Except as otherwise permitted in Section 14.4, above, this Agreement may be amended, supplemented and/or modified only through an express written instrument signed by the Company and the holders of at least 51% of the issued and outstanding shares of the Common Stock (determined on an as-converted basis of all Convertible Securities).

14.9 **_Waivers_**. Any party may specifically and expressly waive in writing any portion of this Agreement or any breach hereof, but only to the extent such provision is for the benefit of the waiving party, and no such waiver shall constitute a further or continuing waiver of any preceding or succeeding breach of the same or any other provision; provided, however, that the holders of at least 51% of the issued and outstanding shares of the Common Stock (determined on an as-converted basis of all Convertible Securities), may specifically and expressly waive in writing any portion of this Agreement or any breach hereof, which waiver shall be applicable as to all Shareholders. The consent by one party to any act for which such consent was required shall not be deemed to imply consent or waiver of the necessity of obtaining such consent for the same or similar acts in the future, and no forbearance by a party to seek a remedy for noncompliance or breach by another party shall be construed as a waiver of any right or remedy with respect to such noncompliance or breach.

14.10 **Dispute Resolution.** Any claims or controversies in any way arising out of, relating to or associated with the Agreement (a "Dispute") shall be resolved as follows:

(a) The parties will first attempt in good faith to promptly resolve the Dispute by negotiations between senior executives of such parties who have the actual authority to settle the Dispute. The disputing party shall give the other party written notice of the Dispute. Within 20 days after receipt of such notice, the receiving party shall submit to the other a written response. The notice and response shall include (i) a statement of each party's position and a summary of the evidence and arguments supporting its position, and (ii) the name and title of the executive who will represent that party. The executives shall meet at a mutually acceptable time and place within 30 days of the date of the disputing party's notice and thereafter as often as they reasonably deem necessary to exchange relevant information and to attempt to resolve the Dispute.

(b) If the Dispute has not been resolved by the disputing parties within 60 days after the disputing party's notice, or if the party receiving such notice will not agree to meet with the disputing party within 30 days after its receipt of such notice, either party may initiate mediation of the Dispute, which mediation shall be conducted at the offices, and pursuant to the rules and policies, of JAMS in Riverside County, California.

(c) If the Dispute has not been resolved pursuant to the mediation procedure referred to above, within 90 days of the initiation of such procedure, or if either party will not participate in a mediation, then the aggrieved party may file an appropriate action in any state or federal court located within the County of Riverside in the State of California. Each of the parties consents to the jurisdiction of any state or federal court located within the County of Riverside in the State of California. Each of the parties hereby waives any objection to venue of any action instituted hereunder and consents to the granting of such legal or equitable relief as is deemed appropriate by any aforementioned court.

14.11 **Governing Law.** This Agreement is deemed to have been made in the State of California, and its interpretation, its construction and the remedies for its enforcement or breach are to be applied pursuant to, and in accordance with, the internal laws of the State of California.

14.12 **Counterparts.** This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.13 **Consent to Electronic Transmission**. The Shareholders hereby consent to receive official communications from the Company via electronic transmission, as permitted by Article

III, Sections 1 and 4, and Article VI, Section 5(a) of the Company's Bylaws, as may hereinafter be modified, amended or supplemented (the "Bylaws"). This consent will allow the Company to send the Shareholders meeting notices and handle other official business that requires shareholder or director approval by means of electronic transmission as defined in Section 21 of the California Corporations Code. This consent to electronic transmission is broad, and may include transmission of meeting notices and other important information regarding the Company. Consenting to electronic transmission via e-mail requires that the Shareholder have access to a computer, personal digital assistant or the like, have a current e-mail account in such Shareholder's name, and have provided such Shareholder's current e-mail address to the Company. This consent form represents consent under Section 20 of the California Corporations Code. Any Shareholder may hereafter request that meeting notices and other matters of official business be sent via regular mail, telephone or any other method permitted by Article III, Sections 1 and 4, and Article VI, Section 5(a) of the Bylaws. Any Shareholder has the right to withdraw his, her or its consent at any time by providing the Company with written notice that such Shareholder is withdrawing his, her or its consent relative to electronic transmission. The Shareholders acknowledge and agree that they have read and understands the foregoing, and hereby provide this consent to receive and send information, including but not necessarily limited to meeting notices and other information regarding the Company, via electronic transmission, until such time as this consent is revoked in writing.

   14.14 *Legal Representation*. EACH OF THE SHAREHOLDERS ACKNOWLEDGES THAT THE LAW FIRM OF PIVOTAL LAW FIRM, INC. REPRESENTS ONLY THE COMPANY AND NOT ANY OF THE SHAREHOLDERS IN CONNECTION WITH THIS AGREEMENT. EACH SHAREHOLDER HAS BEEN, AND IS HEREBY, ADVISED TO SEEK INDEPENDENT LEGAL COUNSEL BEFORE SIGNING THIS AGREEMENT.

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